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                        3226 Rosedale Street, Suite #200
                               Gig Harbor WA 98335
                         253.853.4145 FAX: 800.891.4792



February 23, 2007

                              VIA FEDERAL EXPRESS

Stephen Krikorian, Accounting Branch Chief
Charles White, Senior Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:      Gottaplay Interactive, Inc.
         Form 10KSB/A for the Fiscal Year Ended September 30, 2006 SEC File No. 000-50806

Gentlemen:

This letter is submitted in response to your comment letter issued in the above referenced matter, dated February 9, 2007. For ease of reference, we have repeated your comments immediately prior to our responses. Upon the SEC's approval of our responses and note revisions, we will immediately amend Form 10-KSB/A. Our responses follow:

Notes to the Consolidated Financial Statements

Note 1 - Organization and Merger, page F-8

COMMENT NO. 1. YOUR DISCLOSURE INDICATES THAT YOU ACCOUNTED FOR THE MERGER BETWEEN GOTAPLAY INTERACTIVE AND DONOBI AS A BUSINESS COMBINATION PURSUANT TO SFAS 141, WHEREBY GOTAPLAY INTERACTIVE WAS IDENTIFIED AS THE ACQUIRING ENTITY. YOUR DISCLOSURE ALSO STATES THAT THE ASSETS, LIABILITIES AND EQUITY OF THE ACCOUNTING AND THE LEGAL ACQUIRER (I.E. ACCOUNTING ACQUIREE) WERE RECORDED AT HISTORICAL COST. CLARIFY WHY YOU RECORDED THE ASSETS, LIABILITIES AND EQUITY OF DONOBI (I.E. ACCOUNTING ACQUIREE) AT HISTORICAL COST. THAT IS, SINCE THIS IS, SINCE THIS TRANSACTION WAS ACCOUNTED FOR AS A BUSINESS COMBINATION PURSUANT TO SFAS 141, YOU ARE REQUIRED TO ALLOCATE THE COST OF AN ACQUIRED ENTITY OF THE ASSETS ACQUIRED AND LIABILITIES ASSUMED BASED ON THE ESTIMATE FAIR VALUE OF THE OF ACQUISITION. WE REFER YOU TO PARAGRAPHS 35 THROUGH 46 OF SFAS 141. PLEASE REVISE OR ADVISE AS APPROPRIATE.

COMMENT NO. 2. REVISE TO PROVIDE ALL OF THE DISCLOSURES REQUIRED BY PARAGRAPHS 51 AND 52 OF SFAS 141.

Response:

We have revised our disclosure to better describe the facts and circumstances of the "reverse merger" transaction and the accounting treatment of each entity.

On July 24, 2006, Gottaplay Interactive, Inc. ("Gottaplay" and the "Company"), formerly known as Donobi, Inc. ("Donobi"), a publicly held company, merged with Gotaplay Interactive, Inc. ("Gotaplay"), a privately held Nevada corporation pursuant to a Merger Agreement ("Agreement"). In accordance with terms of the Agreement, Donobi was to:

(a.) Execute a one for six reverse stock split, prior to the merger, thereby reducing the number issued and outstanding shares of common stock from 65,619,481 to 10,936,580, and

(b.) Issue 17,744,618 post-reverse split shares for 100% of the common stock held by the former stockholders of Gotaplay after the merger, and

(c.) Amend its Articles of Incorporation by changing the name of the Company from Donobi, Inc. to Gottaplay Interactive, Inc., and

(d.) Elect all the former directors of Gotaplay to the board of directors of Gottaplay and have all Donobi's directors resign except for two individuals, one being an officer of the Donobi and now an officer of Gottaplay.

As a result of the Agreement, the merger transaction was treated for accounting purposes as a "reverse merger", effective July 24, 2006. The legal acquirer is Donobi, Inc. and the accounting acquirer is Gottaplay Interactive, Inc.. Accordingly, the consolidated financial statements include:

(a.) The assets, liabilities, and equity of the accounting acquirer are recorded at historical cost,

(b.) The assets, liabilities and equity of the legal acquirer are recorded at estimated fair market value,

(c.) The consolidated statements of operations include the operations of the accounting acquirer for the years presented,

(d.) The consolidated statements of operations include the results of operations of the legal acquirer for the period July 24, 2006 to September 30, 2006,

(e.) All common stock issuances of the accounting acquirer prior to the date of merger have been restated from $0.0001 par value to the legal acquirer's par value of $0.001 per share, and

(f.) All commitments and obligations were assumed on the date of merger by the accounting acquirer.

The merger has been accounted for pursuant to Statement on Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and No. 142, "Goodwill and Other intangible Assets". No goodwill was recognized in this transaction because on the date of merger, Donobi, Inc. had a deficit in equity of $397,650. A condensed balance sheet of Donobi, Inc., which approximated fair market value on the date of merger, is as follows:

                      Assets                                $ 1,525,196
                      Liabilities                           (1,922,846)
                                                  ----------------------
                      Deficit in Equity                      $  397,650
                                                  ======================

Revenue Recognition and Deferred Revenues

ISP Division, page F-10

COMMENT NO. 3. YOUR DISCLOSURE INDICATES THAT REVENUES ARE RECOGNIZED WHEN THE PRODUCTS ARE SHIPPED. CLARIFY THE TYPES OF PRODUCTS THAT ARE SHIPPED IN CONNECTION WITH YOUR ISP DIVISION SALES. IN THIS RESPECT, EXPLAIN WHETHER THESE PRODUCTS ARE DELIVERED AT THE BEGINNING OF THE ARRANGEMENT TO ALLOW YOUR CUSTOMERS TO ENABLE THEM TO OBTAIN INTERNET SERVICE. IF SO, TELL US WHY YOU BELIEVE THAT DELIVERY OF THIS PRODUCT REPRESENTS TO CULMINATION OF THE EARNINGS PROCESS. PLEASE CLARIFY HOW YOUR ACCOUNTING COMPLIES WITH SECTION A.3 OF SAB TOPIC 13.

Response:

We have revised our disclosure as follows:

ISP and Digital Video Services Division

Internet related revenues are recorded when they are rendered and earned. Revenues from support and maintenance contracts are recognized over the term of the contract. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded. At September 30, 2006, the Company reported deferred revenues and pre-billed revenues of $247,062, of which a significant portion will be fully recognized in the month of October 2006.

COMMENT 4. YOUR DISCLOSURE STATES THAT YOU APPLY THE PERCENTAGE OF COMPLETION METHOD OF ACCOUNTING FOR CONTRACTS. CLARIFY WHY YOU BELIEVE IT IS APPROPRIATE TO APPLY CONTRACT ACCOUNTING PURSUANT TO SOP 81-1 TO YOUR SERVICE ARRANGEMENTS. CLARIFY WHY YOU BELIEVE THAT YOUR SERVICE CONTRACTS ARE SCOPED INTO SOP 81-1 PURSUANT TO PARAGRAPHS 11 THROUGH 14 OF SOP 81-1, INCLUDING FOOTNOTE 1. IF YOUR ARRANGEMENTS ARE NOT SCOPED INTO SOP 81-1, PLEASE TELL US HOW THE APPLICATION SAB TOPIC 13 WOULD IMPACT YOUR ACCOUNTING FOR THESE SERVICE CONTRACTS. WE REFER YOU TO SECTION II.F.2 OF THE COMMISSION'S NOVEMBER 30, 2006 RELEASE, CURRENT ACCOUNTING AND DISCLOSURE ISSUES IN THE DIVISIONS OF CORPORATION FINANCE.

Response:

This policy does not apply to the reported operations of the ISP division. Accordingly, the disclosure was not correct for this report and we have deleted all references to this policy.

Share-Based Payments, page F-11

COMMENT NO. 5. YOUR DISCLOSURE INDICATES THAT YOU HAVE ADOPTED THE PROVISIONS OF SFAS 123 (R) DURING FISCAL YEAR 2006. PLEASE CLARIFY WHEN YOU ADOPTED SFAS 123(R). IN ADDITION, TELL US WHETHER YOU ADOPTED SFAS 123(R) USING THE MODIFIED PROSPECTIVE, MODIFIED RETROSPECTIVE OR PROSPECTIVE APPLICATION METHOD, WE REFER YOU TO PARAGRAPHS

COMMENT NO. 6. REVISE TO PROVIDE ALL THE DISCLOSURES REQUIRED BY PARAGRAPHS 64 AND 65, 84 AND A240 THROUGH A242 OF SFAS 123(5).

Response:

We adopted SFAS 123 (R) during our fiscal year ended September 30, 2006 because the standard encouraged early adoption. We also adopted the Modified Prospective Application method. The revised disclosure in our accounting policies (See Note 2.) for share-based payments follows:

Share-Based Payments

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (R), "Share-Based Payment", which establishes standards for transactions in which an entity exchanges its equity instruments for goods and services. This standard replaces SFAS No. 123 and supercedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock-Based Compensation". This standard requires a public entity to measure the cost of employee services, using an option-pricing model, such as the Black-Scholes Model, received in exchange for an award of equity instruments based on the grant-date fair value of the award. This eliminates the exception to account for such awards using the intrinsic method previously allowable under APB No. 25. Shares of commons stock issued for services rendered by a third party are recorded at fair market value, generally the quote at the close of market trading on the day for issuance of the stock.

The Company adopted SFAS No. 123 (R) for its fiscal year ended September 30, 2006 and applied all new awards under the modified prospective application.

We also revised Note 10 to our consolidated financial statements to include additional information pursuant to the standard's disclosure requirements follows. Since we did not have options outstanding as of September 30, 2005, we did not prepare the tabular proforma.

 Share-Based Payments

1.  Options

For the year ended September 30, 2006, the Company granted 2,207,000 options to employees and non-employees and recorded stock-based compensation, in accordance with SFAS No. 123 (R), with a fair value totaling $32,049. The Company did not grant options in prior fiscal years. Each option has an exercise price of $0.50 per share. All options will expire in February 2016. Each optionee was fully vested at the grant date. Options were granted as follows to: (a.) three employees - 1,250,000; (b.) a director - 500,000; and, (c.) non-employees - 457,000. No options were granted in fiscal year ended September 30, 2005.

The fair value of these options totaled $32,049 and were recognized in the accompanying consolidated financial statements in accordance with SFAS 123 (R) and the Company valued these awards on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                                2006
                                                           --------------
  Weighted average of expected risk-free interest rates         4.57%
  Expected years from vest date to exercise date                10.0
  Expected stock volatility                                    310.80%
  Expected dividend yield                                        0%

The following table is a summary of Gottaplay's stock option transactions for the year ended September 30, 2006:

                                                                                2006
                                                                  ----------------------------------
                                                                                  ---


                                                                                        Weighted

                                                                                         Average
                    Activity                                                            Exercise
                                                                     Options              Price
       ------------------------------------                       ---------------     --------------
       Outstanding at beginning of year                                      --       $
                                                                                                 --
       Options granted                                                2,207,000                 0.50
       Options exercised                                                      --                 --
       Options forfeited                                                     --                  --
                                                                  ---------------     --------------
       Balance at end of year                                         2,207,000                 0.50
       Options exercisable                                            2,207,000                 0.50

The following table summarizes information about the Company's outstanding stock options at September 30, 2006:

                                              Options Outstanding                            Options Exercisable
                              ----------------------------------------------------     --------------------------------
                                                                      Weighted
                                                   Weighted           Average                               Weighted
        Range of                                    Average          Remaining                               Average
        Exercise                  Number           Exercise         Contractual           Number            Exercise
         Prices                Outstanding           Price              Life            Exercisable           Price
-------------------------     ---------------     ------------     ---------------     --------------      ------------
              $     0.50           2,207,000           $ 0.50                9.39          2,207,000            $ 0.50
=========================     ===============     ============     ===============     ==============      ============

2.  Warrants

During the fiscal year ended September 30, 2006, the Company granted 922,309 warrants to purchase shares of common stock. These warrants were issued in conjunction with the terms of certain debts which were either converted into shares of common stock on July 17, 2006, or in consideration for extending the due date on a certain promissory note. The warrants carry exercise prices ranging between $1.00 and $1.50 per share and will expire in May 2007 and July 2007. As of September 30, 2006, there were 922,309 warrants outstanding. No warrants were granted in prior years.

The following table is a summary of Gottaplay's warrant transactions for the year ended September 30, 2006:

                                                                                2006
                                                                  ----------------------------------
                                                                                        Weighted
                                                                                         Average
                     Activity                                                           Exercise
                                                                     Warrants             Price
         ----------------------------------                       ---------------     --------------
         Outstanding at beginning of year                                    --       $
                                                                                                 --
         Warrants granted                                               922,309                1.34
         Warrants exercised                                                 ----                 --
         Warrants forfeited                                                  --                  --
                                                                  ---------------     --------------
         Balance at end of year                                         922,309                 1.34
         Warrants exercisable                                           922,309                 1.34

The following table summarizes information about the Company's outstanding stock warrants at September 30, 2006:

                                             Warrants Outstanding                           Warrants Exercisable
                              ----------------------------------------------------     --------------------------------
                                                                      Weighted
                                                   Weighted           Average                               Weighted
        Range of                                    Average          Remaining                               Average
        Exercise                  Number           Exercise         Contractual           Number             Exercise
         Prices                Outstanding           Price         Life in Years        Exercisable            Price
-------------------------     ---------------     ------------     ---------------     --------------      ------------
              $  1.00 to             922,309           $ 1.34                 .68            922,309           $  1.34
                    1.50
=========================     ===============     ============     ===============     ==============      ============


If you have any further questions or comments, please do not hesitate to call M. Carroll Benton, Chief Financial Officer (253-310-5455) or myself.

Respectively submitted,


----------------------------
John P. Gorst, Chief Executive Officer

Cc:      M. Carroll Benton, Chief Financial Officer
         Lake and Associates, Certified Public Accountants